Exhibit 99.1

EMCORE CORPORATION 2007 DIRECTORS’ STOCK AWARD PLAN

1. The purposes of the 2007 Directors' Stock Award Plan (the “Plan”) are (a) to attract and retain highly qualified individuals to serve as Directors of EMCORE Corporation (the “Corporation”), (b) to increase non-employee Directors' stock ownership in the Corporation and (c) to relate non-employee Directors' compensation more closely to the Corporation's performance and its shareholders' interest.

2. The Plan shall become effective upon its approval by the shareholders of the Corporation. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 7 of the Plan.

3. “Plan Year” shall mean each 12-month period beginning on January 1 and ending on December 31.

4. “Annual Stock Award Amount” shall mean the amount of fees a non-employee Director will be entitled to receive pursuant to the Plan for serving as a Director in a relevant Plan Year. The amount of each non-employee Director’s Annual Stock Award Amount shall be determined by adding (A) $3,500 for each meeting of the Board of Directors attended by such non-employee Director during the relevant Plan Year, (B) $500 for each meeting of a committee of the Board of Directors attended by such non-employee Director during the relevant Plan Year and (C) an additional $500 for each meeting of a committee of the Board of Directors at which such non-employee Director served as Chairman.

5. A non-employee Director may forego the portion of his or her Annual Stock Award Amount that relates to any one or more meeting(s) of the Board of Directors or committee thereof by giving irrevocable written notice to such effect to the Secretary of the Corporation 30 days prior to the date of such meeting.

6. Each non-employee Director shall receive, one month after the beginning of each Plan Year (or, if such date is not a business day, on the next succeeding business day) (the “Grant Date”), the number of shares of the Company’s common stock, no par value per share (“Common Stock”) determined by dividing his or her Annual Stock Award Amount by the closing price of the Common Stock as published in the Wall Street Journal (the “Fair Market Value”) on the Grant Date. The number of shares distributed to each non-employee Director shall be rounded down to the nearest whole number, and any fractional shares that would otherwise have been paid in Common Stock shall be paid in cash based upon the Fair Market Value of the Common Stock on the Grant Date.

7. This Plan shall be construed in accordance with the laws of the State of New Jersey and may be amended or terminated at any time by action of the Board of Directors of the Corporation; provided, however, that the Corporation will seek shareholder approval for any change to the extent required by applicable law.